September 4, 2024
VIA EDGAR
John Lee
Senior Special Counsel
Division of Investment Management
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:
Registration Statement on Form N-6 of Nationwide VL Separate Account-G
(the "Separate Account") of Nationwide Life and Annuity Insurance Company (the "Company") relating to Nationwide VL Separate Account-G
File Nos. 333-280429, 811-21697
Dear Mr. Lee:
On behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account-G (the "Variable Account") we are filing this Pre-effective Amendment No. 1 in response to your comment letter dated August 21, 2024. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
Responses below are to the Staff's comments regarding the registration statement related to the Nationwide Survivorship Variable University Life II (File No. 333-280429). Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.
Please note that Nationwide is seeking an effective date of September 30, 2024
Responses to your comments are below in the numerical sequence established in your correspondence.
In addition, a number of revisions have been made to the registration statement in the course of ongoing review by Nationwide. These revisions are identified and discussed in this letter after responses to the Staff comments.
General:
(1)
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Nationwide’s guarantees under the policy or whether Nationwide will be solely responsible for payment of policy benefits.
Response. Nationwide will be solely responsible for the benefits and features associated with the policy issued by the Separate Account.
(2)
Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, or on information supplied supplementally.
Response. Nationwide confirms that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Glossary:
(3)
Policy Owner is defined in the singular. Please revise as needed to reflect that multiple persons are insured under the policy and, if true, may each be a policy owner. Consider the global changes that may be impacted or need to be reflected; for example, in the Policy Owner and Beneficiaries section.
Response. Policy ownership is not limited to persons who are insureds of this survivorship policy (two insureds) policies, However, it is true that ownership of a particular policy may be held by one or multiple persons or entities. A sentence has been added to the definition of Policy Owner to clarify this point and is reproduced here for convenience, new text is underlined:
Policy Owner – The person or entity named as the owner on the application, or the person or entity assigned ownership rights. More than one person or entity may be named Policy Owner.
Overview of the Policy:
(4)
It is unclear whether this policy is limited to two persons. Please add disclosure specifying the number of persons that this policy is intended to cover and any restrictions in the relationship between the two persons. If a relationship changes, please explain what impact, if any, to the policy may occur if, for example, the Policy Split Option Rider is not purchased. In other words, if the policy remains in effect for two persons even if divorced, please add disclosure on this point. Is this policy limited to spouses, dependents, family members, or other criteria? If the policy can cover dependents, what if an insured child is emancipated from the insured parent?
Response. Edits have been made to two sections of the prospectus with a cross reference from the Purpose subsection of the Overview of the Policy section to the Purchasing a Policy section, in which this comment is substantively addressed. The text is reproduced here for convenience, new text is underlined:
Purpose
The primary benefit of this policy is life insurance coverage on the lives of two Insureds, see Purchasing a Policy. Nationwide will pay the Death Benefit Proceeds upon the Surviving Insured's death while the policy is In Force. The policy is In Force when: the policy has been issued; the initial Premium has been paid; at least one Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.
Purchasing a Policy
The policy is available for Insureds between the Attained Ages of 21 and 80. Generally, the two Insureds must have either a family (e.g. spouse, parent / child) or financial (e.g. business partners) relationship at the time the policy is issued. Coverage will not be impacted by a subsequent change in the Insureds’ relationship unless the Policy Split Option Rider was elected and is invoked as a result of the change, see Policy Split Option Rider. To purchase the policy, prospective purchasers must submit a completed application and the required initial Premium payment.
(5)
In the third paragraph, last sentence under "Purpose," please revise to state for whom the policy may be appropriate (including that this policy is intended for multiple persons rather than a single person), e.g., by discussing the investors’ time horizon, liquidity needs, and financial goals relative to the policy. See Item 3(a) of Form N-6.
Response. The third paragraph under "Purpose" has been revised to further address Form N-6 Item 3(a). The text is reproduced here for convenience, new text is underlined:
Prospective purchasers should consult with a financial professional to determine whether this policy is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. In addition to life insurance coverage on the lives of two Insureds, the policy may also be appropriate for persons seeking the potential for the accumulation of Cash Value for supplemental income. Generally speaking, this policy is intended as a long-term investment, it is not a short-term investment and is not appropriate for an investor who needs ready access to cash, see Principal Risks.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Principal Risks:
(6)
In the Cybersecurity risk factor, it is implied that a "cybersecurity incident" may have occurred. If so, please supplementally explain the incident – including what happened, the scope and impact. To the extent Policy Owners were impacted, please tell us how you responded, including any responses required by applicable law. Please also supplementally explain any regulatory fines or financial losses associated with this incident.
(7)
In the Cybersecurity risk factor, it is disclosed that a "cybersecurity incident could persist for an extended period of time without detection." Please supplementally explain if this is what occurred during the disclosed "cybersecurity incident".
(8)
In the Cybersecurity risk factor, it is disclosed that a "Nationwide will take reasonable steps to take corrective action and restore policy values..." Please supplementally explain if Nationwide has begun this process of taking corrective and restoration steps and how such steps and restoration values are determined.
Response. No changes have been made in response to comments 6, 7, and 8. To the best of Nationwide's knowledge, it has not experienced a cybersecurity incident that impacted its variable insurance product owners. The purpose of the Cybersecurity disclosure section of the prospectus is to describe the kinds of things that can, or have, occurred in the financial services industry as a general matter to put investors on reasonable notice of events that could potentially occur. It is not intended to imply, or be disclosure, that an actual cybersecurity event occurred impacting Nationwide or its variable insurance product owners. Additionally, Nationwide believes the contents of its Cybersecurity disclosure is consistent with that of other variable insurance product providers.
Policy Riders and Charges:
(9)
In the Long-Term Care Benefit section, disclosure states that the benefit is subject to "certain eligibility requirements." Please revise disclosure to include high-level criteria/eligibility requirements, or if the requirements being referenced are disclosed under the "Invoking the Rider" sub-heading, please also add a cross-reference.
Response. The eligibility requirements are stated in the "Invoking the Rider" section. A cross reference has been added at the end of the first sentence in the "Long-Term Care Rider Benefit section. The text is reproduced here for convenience, new text is underlined:
Long-Term Care Rider Benefit
The benefit associated with the Rider is that, upon a covered Insured meeting certain eligibility requirements, the Policy Owner is paid a monthly benefit, see Invoking the Rider.
(10)
In the Long-Term Care Benefit section, disclosure states that "After the elimination period, while Long-Term Care Rider are being paid, the follow are not permitted: loans..." Please add disclosure to clarify whether a policy with an existing loan may or may not receive Long-Term Care Rider benefits.
Response. Disclosure has been added to the subject language in the "Invoking the Rider" section to clarify that policy loans do not impact eligibility to invoke the Rider. The text is reproduced here for convenience, new text is underlined:
After the elimination period, while Long-Term Care Rider benefits are being paid, the following are not permitted: new policy loans (existing policy loans may reduce the total amount available for long-term care benefits, but do not impact eligibility to invoke this Rider), partial surrenders, changes to the Base Policy Specified Amount, changes in underwriting classification, addition of other Riders, or changes in death benefit option. In addition, the following are applicable:
Additional edits made to prospectus disclosure:
In addition to edits in response to the Staff comments, Nationwide has made the following additional edits:
•
Fee Table, certain charge rates have been revised for the following charges:
❍
Cost of Insurance Charge – Representative
❍
Per Thousand of Specified Amount Charge – Minimum and Representative
❍
Policy Loan Interest Charge Maximum and Current
❍
Four Year Term Insurance Rider – Representative
❍
Extended No-Lapse Guarantee Rider – Maximum and Representative
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•
Extended No-Lapse Guarantee Rider Advantage Program, example assumption for representative initial premium paid and resultant maximum guarantee age have been revised
•
Policy Loans, Interest Charged – revised maximum rate to match Fee Table
•
Reinstatement section:
❍
Numbered item (3)(c) typographical error correction of the term "No-Lapse Guarantee Monthly Premium"
❍
Second to last paragraph, text included in error, "at the end of the Grace Period," has been deleted to correct the disclosure. The text is reproduced here for convenience, deleted text is shown in strikethrough:
If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of the surrender charge corresponding to the policy year in which the policy is reinstated plus the amount of any reinstated Indebtedness at the end of the Grace Period, or the Cash Value at the end of the most recent Grace Period. Nationwide will add any Premiums or loan repayments that were made to reinstate the policy to the Cash Value.
•
Appendix A, the fund list, along with the limited funds available list associated with the Extended No-Lapse Guarantee Rider, and related min/max underlying fee fields in the Key Information Table and a the end of the Fee Table
Please contact me directly at (614) 677-8212 or steve.jackson@nationwide.com if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
/s/ Stephen M. Jackson
Stephen M. Jackson
Senior Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies